Exhibit 12.1

	Years Ended December 31,
	1998		1999		2000		2001		2002
Net income (loss) before taxes	1,615		2,102		8,568		1,445		(6,873)
Fixed charges	8,439		13,376		14,095		16,221		18,148

Earnings	10,054		15,478		22,633		17,666		11,275
Fixed charges	8,439		13,376		14,095		16,221		18,148
Fixed charge coverage	1.2	x	1.2	x	1.6	x	1.1	x	—

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of net interest expense and the portion of operating rental expense which management believes is representative of the interest component of rent expense, less amounts that represent amortization of deferred financing fees and debt issuance costs. The deficiency in the amount of earnings compared to fixed charges was $6,873 for the year ended December 31, 2002.